ROSETTA GENOMICS LTD.

February 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph McCann

Re:	Rosetta Genomics Ltd. (the “Company”)
Registration Statement on Form F-1 (the “Registration Statement”)
Filed December 8, 2016
File No. 333-214981

Dear Mr. McCann:

We are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the above-referenced Registration Statement on Form F-1 (the “Amendment”) in response to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letters dated January 4, 2017 and January 25, 2017, as well as during discussions between the Staff and Brian Keane of our U.S. legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Based on such discussions and correspondence, the Amendment reflects a reduction in the number of shares being registered for resale thereunder from 15,470,000 to 5,170,000, which represents less than one third of the Company’s public float immediately prior to the offering. We have also filed a new exhibit 5.1 validity opinion in response to the comment received on January 4, 2017.

With respect to the Registration Statement, and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of the Company, that the Commission accelerate the effective date of the Registration Statement to Thursday, February 16, 2017 at 5:00 p.m., or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated. Please call Brian Keane of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 348-3093 with any comments or questions regarding the Registration Statement.

Very truly yours,

/s/ Kenneth A. Berlin

Kenneth A. Berlin
CEO and President